Exhibit 21.1

The GEO Group, Inc. Subsidiaries

The following is a list of the Company’s subsidiaries as of December 31, 2023 (except for certain subsidiaries that, in the aggregate, would not be a “significant subsidiary” as defined in Rule 1-02 (w) of Regulation S-X). Unless otherwise stated, the Company holds directly or indirectly 100% of the subsidiaries listed below.

B.I. Incorporated (CO)

CPT Operating Partnership L.P. (DE)

GEO Corrections Holdings, Inc. (FL)

GEO Reentry Services, LLC (FL)

GEO Secure Services, LLC (FL)

MCF GP, LLC (DE)

The GEO Group Australia Pty. Ltd. (AUS)

Certain Subsidiaries Omitted (76 of which are domestic subsidiaries and 19 of which are foreign subsidiaries)

The omitted subsidiaries considered in the aggregate do not constitute significant subsidiaries individually or in the aggregate.